UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2026

Samuel Gibson
Chief Executive Officer
Hadron Energy, Inc.
3 Twin Dolphin Drive, Suite 260
Redwood City, CA 94065

Re: Hadron Energy, Inc.
Registration Statement on Form S-1
Filed June 15, 2026
File No. 333-296796

Dear Samuel Gibson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Selman